Exhibit 99.3

ASM International N.V. Discloses Results

of Annual General Meeting of Shareholders

BILTHOVEN, the Netherlands, May 22, 2007 — ASM International N.V. (NASDAQ: ASMI and Euronext Amsterdam: ASM) announced the results of its Annual General Meeting of Shareholders held today in the Netherlands.

In line with the ASMI Boards’ recommendations as put forth in the Company’s proxy statement, shareholders approved all proposals voted on at the annual meeting.

The Company announced that Chuck del Prado has been appointed Chief Executive Officer of ASM International, effective March 1, 2008. He will succeed Arthur del Prado, Founder, President and CEO, who will remain as an advisor to the Company on strategic and business issues. A separate release was issued today on this appointment.

ASMI’s dividend policy was also discussed at the annual meeting. As previously announced and following this discussion, the ASMI Boards intend to pay a cash dividend over 2007, in the form of an interim dividend of € 0.10 per share. The interim dividend payment date will be announced with the Company’s 2007 second quarter earnings results.

The cash dividend reflects ASMI’s commitment to use the dividends from its subsidiary, ASM Pacific Technology, Ltd. to build shareholder value through one or more of the following four options: reduction of ASMI convertible debt; common share repurchase; purchase of ASMPT shares to maintain a majority position at the November 2006 level; and, cash dividends.

“We appreciate our shareholders’ constructive input in the AGM discussions on dividend policy and business philosophy,” commented Arthur del Prado, President and CEO of ASM International. “Additionally, we thank shareholders for their ongoing support as we execute strategies to maximize shareholder value while bringing front-end operations to sustainable profitability and capitalize on the opportunities afforded by participation in both wafer processing and assembly/packaging industry sectors.”

About ASM International

ASM International N.V. and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. The company provides production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s web site at www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics, and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

Contacts:

Naud van der Ven

+31 30 229 8540

Naud.van.der.ven@asm.com

Erik Kamerbeek

+31 30 229 8500

Erik.kamerbeek@asm.com

Mary Jo Dieckhaus

+1 212 986 2900

Maryjo.dieckhaus@asm.com